Exhibit 99.10

News release…

Date: 7 March 2006
Ref: PR462g

Appointment of new director

Rio Tinto today appointed Tom Albanese as an executive director with immediate effect.

Tom will remain chief executive of the Copper group and of Exploration until 1 July 2006, when he will be appointed director, Group Resources. In this new position he will be responsible for Exploration, Operational and Technical Excellence, Human Resources, External Affairs, and Global Business Services.

Since joining the Rio Tinto Group in 1993, Tom has held a number of senior executive roles and was chief executive of the Industrial Minerals group from 2000 to 2004 before assuming his current position.

Bret Clayton, currently president and chief executive officer of Kennecott Energy in the US, will succeed Tom as chief executive of the Copper group.

Cont…/

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

Note to editors:

Tom Albanese, age 48, joined Rio Tinto in 1993 and was appointed chief executive, Copper and Exploration in 2004. He holds a bachelor’s degree in mineral economics and a master’s in mining engineering. Before joining Rio Tinto, Tom held a number of positions with Nerco Corporation.

Following the acquisition of Nerco by Kennecott Corporation in 1993, Tom became general manager of the Greens Creek mine in Alaska. In 1995 he transferred to Rio Tinto’s headquarters in London as Group Exploration executive. He returned to the US in 1998 as vice president, Engineering and Technical services at Kennecott. In 2000, he managed the transition of the North acquisition as managing director, North Limited.

Tom was chief executive of the Industrial Minerals product group from 2000 to 2004.

Bret Clayton, age 44, joined the Group in June 1994. He was appointed chief executive of Kennecott Energy in 2002. Before joining Rio Tinto Bret spent nine years at PricewaterhouseCoopers consulting and auditing to the minerals industry. He holds a BA in accounting.

Two years after joining the Group he transferred to London to work in the Controllers Department. In 1998 he became head of Financial Planning and Reporting in London. He was transferred to Hamersley Iron in Australia as general manager Commercial in 2000 and later took on the additional role of general manager Finance for the broader Iron Ore product group.

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Hugh Leggatt	Ian Head
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Investor Relations	Investor Relations
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227 365	Mobile: +61 (0) 408 335 309

David Ovington	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 418 933 792

Website: www.riotinto.com